April 5, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Campbell

Celeste Murphy

Sasha Parikh

Terence O’Brien

Division of Corporation Finance

Re:	Hudson Executive Investment Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 18, 2021

File No. 333-252638

Ladies and Gentlemen:

On behalf of our client, Hudson Executive Investment Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 30, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on March 18, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary of the Proxy Statement/Prospectus

Combined Business Summary, page 23

1.

We note your response to prior comment 6 and re-issue in part. Given the nature of the Talkspace business, we continue to believe that B2C member retention rates and provider retention rates would provide meaningful information to investors. In that regard, we note that the graphic on page 194 and the accompanying disclosure provide information regarding Talkspace member retention rates, as compared to traditional therapy. Please revise to disclose historical B2C member retention rates and provider retention rates.

April 5, 2021

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 203 of the Registration Statement to disclose provider retention rates for the years ended December 31, 2019 and 2020.

The Company has further revised the disclosure in the Registration Statement to replace references relating to member retention with references to increased provider-member engagement. With respect to the graphic and the accompanying disclosure on page 197, Talkspace was using retention in a discrete sense to demonstrate the limitations of the face-to-face model with respect to continuity of care at a basic level (i.e., patients not attending a second face-to-face session). B2C members on Talkspace’s platform generally do not pay on a per-session basis and instead have access to Talkspace’s platform over a period of time. Talkspace’s B2C members typically purchase subscription access to Talkspace’s platform with initial terms that are generally one to six months in duration. Assuming that one face-to-face session is equivalent to one week on Talkspace’s platform in terms of engagement, Talkspace believes that a greater percentage of Talkspace’s members are more engaged and receive at least a minimal level of continuity of care as compared to patients in face-to-face therapy.

Talkspace’s management does not believe member retention rate as traditionally defined in other B2C businesses is a meaningful metric to Talkspace’s investors because the goal of each patient journey on the Talkspace platform is to treat and improve the underlying condition, which caused the member to engage a provider on Talkspace’s platform in the first instance, and, therefore, while Talkspace believes that increased provider-member engagement enables meaningful treatment outcomes, the length or rate of retention as traditionally defined in B2C businesses on Talkspace’s platform is dependent on each members’ specific condition and circumstances and is not necessarily an indication of treatment outcomes or the performance of Talkspace’s business. As such, Talkspace’s management does not use member retention rates to evaluate its business, and, rather, it believes that increased provider-member engagement and interaction via Talkspace’s virtual treatment modality will enable meaningful treatment outcomes and result in members returning to its platform for treatment in connection with other issues that may arise in the future.

2.

We note your response to prior comment 7 and updated disclosure. Please revise to briefly describe how an “active member” loses active status (e.g. how long they are disengaged with a provider or do not pay for services before their status is changed). Please also revise to disclose the number of members to whom Talkspace provided therapy in prior years and the number(s) of active members on dates prior to February 28, 2021.

Please also explain to us whether Talkspace’s management uses other key metrics to evaluate the Talkspace business and, if so, why these metrics would not be meaningful for investors. In particular, we note that you do not disclose the average subscription terms of Talkspace’s B2C members, the average length of time that “active members” remain active on Talkspace’s platform or member acquisition cost.

April 5, 2021

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23, 253 and elsewhere in the Registration Statement to describe how an “active member” loses active status, to disclose the number of members to whom Talkspace provided therapy during the years ended December 31, 2019 and 2020, respectively, and to disclose the number of active members as of December 31, 2019 and 2020. Talkspace believes that, in addition to the foregoing metrics, the other metrics most meaningful to investors in evaluating the performance of Talkspace at this time are B2C active members, B2B eligible lives, health plan clients and enterprise clients, which have each been included on pages 23, 253 and elsewhere in the Registration Statement.

In response to the Staff’s comment, the Company has further revised the disclosure on pages 23, 193 and 251 of the Registration Statement to disclose the average subscription terms of B2C members and the average length of time that “active members” remain active on Talkspace’s platform, respectively, however, for the reasons noted above in response to the Staff’s first comment, the Company respectfully advises the Staff that Talkspace’s management does not rely on these metrics to evaluate the performance of its business.

The Company has also revised the disclosure on page 209 of the Registration Statement to disclose the monthly ranges for member acquisition costs during the years ended December 31, 2019 and 2020. However, the Company respectfully advises the Staff that Talkspace’s member acquisition costs fluctuate significantly from period to period for a variety of reasons, primarily as a result of dynamic advertising pricing on platforms such as Google and Facebook, and those fluctuations do not cause Talkspace’s management to change its strategy or its efforts to increase the number of members on its platform. In addition, as Talkspace continues to expand its B2B channel and as the B2B channel represents a greater portion of Talkspace’s overall business, member acquisition costs will become even less meaningful.

3.

Please revise your Prospectus Summary to discuss the Talkspace contingency plan referred to on page 255. In your revisions, please discuss the reasons why Talkspace’s board of directors approved the contingency plan and the potential impacts on your future business if the contingency plan is implemented. Please also revise to briefly discuss the Credit Agreement referenced on pages 255-56.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37 and 38 of the Registration Statement.

April 5, 2021

4.

We note your response to prior comment 30. Please revise the Prospectus Summary to discuss (i) the regulatory landscape applicable to Talkspace’s business model as well as (ii) the timing and the reasons for the transition to the new structure whereby Talkspace will enter into various agreements with TPN. In your revisions, please disclose that you expect the transition to be completed later this year as referenced on page 208 and the fact that, if true, Talkspace currently provides telepsychiatry as a service offering.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 25 of the Registration Statement.

Interests of Certain Persons in the Business Combination, page 31

5.

Please revise your disclosure here and on page 142 to indicate that Samara Braunstein was hired by Talkspace in December 2020, as indicated by your disclosure on page 219. Please also revise to discuss any potential conflicts of interest arising from the fact that HEC and Mr. Braunstein were negotiating a business combination transaction with Talkspace during the same time period that Talkspace hired Ms. Braunstein as an executive officer.

Finally, please revise your disclosure on pages 135-136 to indicate whether HEC’s Board considered this potential conflict of interest approving the transaction and describe any measures that the Board took in response to this potential conflict of interest. If the Board did not consider this potential conflict of interest and/or if no measures were taken by the Board in evaluating the transaction in light of this conflict of interest, please so state.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 33, 140 and 145 of the Registration Statement.

Background of the Transactions, page 129

6.

We note your revised disclosure indicating that HEC executed a letter of intent with Company A before deciding not to proceed with the transaction during the exclusivity period. Please revise to briefly discuss the reasons why HEC and Company decided to mutually discontinue transaction discussions.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 131 of the Registration Statement.

April 5, 2021

7.

We note your response to prior comment 16 and re-issue in part. Please discuss whether HEC’s management considered the exercise prices of Talkspace’s recent option grants and recent independent valuations of Talkspace in determining Talkspace’s total enterprise valuation.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 141 of the Registration Statement.

HEC’s Board of Directors’ Reasons for Approval of the Transactions Certain Forecasted Financial Information for Talkspace, page 138

8.

We note your response to prior comment 18 and updated disclosure. We further note that your disclosure continues to indicate that the forecasted information provided to the HEC Board included a “range of estimates.” Please confirm to us whether the “range of estimates” refers to either (i) multiple estimates for a given metric within a given year or (ii) the overall group of estimates presented in the table on page 139. In the case of option (i), please disclose this forecasted information in the document or explain to us why it is not required to be disclosed.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 141 of the Registration Statement. The “range of estimates” referred to an overall group of estimates presented in the table.

Certain Financial Analysis

Comparable Company Analysis, page 140

9.	Please revise to briefly describe how HEC’s management determined the “forecasted enterprise values” for Talkspace and the companies used in the comparable company analysis.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 143 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Iliana Ongun at (212) 530-5571.

Very truly yours,

/s/ Iliana Ongun

cc:	Jonathan Dobres, Hudson Executive Investment Corp.

Scott Golenbock, Esq., Milbank LLP

Iliana Ongun, Esq., Milbank LLP

Mark Hirschhorn, Groop Internet Platform, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Rachel W. Sheridan, Esq., Latham & Watkins LLP